SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

LEADING BRANDS, INC.

(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[ X ]	Form 40-F	[	]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[	]	No	[ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date September 20, 2006	By	Marilyn Kerzner___________________
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

FOR IMMEDIATE RELEASE

CONTACT:

info@Lbix.com

LEADING BRANDS, INC.

Announces the Launch of

INFINITY® Health Water™

Vancouver, B.C. Canada, September 20, 2006 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, is pleased to announce the launch of INFINITY® Health Water™ in select North American markets.

INFINITY® Health Water™ combines a unique and healthful blend of Vitamins C and E,

B Vitamins, Calcium and Soy extracts in four great-tasting flavors: Blueberry Pomegranate, Strawberry Acai, Orange Cranberry and Lemon Green Tea. With 50 calories per 8 oz serving, INFINITY® Health Water™ will be available in attractive 20 oz. PET bottles.

Leading Brands’ Chairman and CEO Ralph McRae said: “There has been a significant boom in the past year in the enhanced water category with sales now exceeding a billion dollars annually. Propel® and Glaceau® Vitamin Water are two notable examples. We have carefully analyzed this market over the past three years and invested considerable research into our formulations which include our sophisticated tasteless soy isoflavone process. INFINITY® Health Water™ is the culmination of that intensive research and development by the Leading Brands’ R&D team. The brand contains an ideal balance of nutritional benefits for active and health-conscious people.”

Infinity® Health Water™ will initially be released this winter in several select North American markets in advance of a broader roll-out next spring.

Reminder: Mr. McRae will be presenting at the Merriman Curhan Ford 3rd Annual Investors Summit on Wednesday, September 20, 2006 at 9:00 am Pacific time.

The presentation will be webcast and may be accessed from the Leading Brands’ website, at www.LBIX.com.

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO® Energy Drinks, INFINITY® Health Water™, Country Harvest® Juices, Caesar’s® Cocktails and Cool Canadian® Mountain Spring Water.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™

©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com